Exhibit 99.1

EFUTURE ANNOUNCES THIRD QUARTER 2012
UNAUDITED FINANCIAL RESULTS

BEIJING — November 19, 2012 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights

  Total revenue decreased 10% year–over–year to RMB37.5 million (US$6.0 million).
  Gross profit increased 5% year–over–year to RMB16.1 million (US$2.6 million).
  Adjusted EBITDA was minus RMB1.0 million (US$0.2 million), compared to adjusted EBITDA of RMB1.1 million in the third quarter 2011.
  Operating loss was RMB3.9 million (US$0.6 million), compared to an operating loss of RMB3.2 million in the third quarter 2011.
  Net loss was RMB2.1 million (US$0.3 million), compared to a net loss of RMB2.5 million in the third quarter 2011.
  Adjusted net income decreased 82% year–over–year to RMB0.3 million (US$47,415).
  Basic and diluted loss per share was RMB0.52 (US$0.08), as compared to basic and diluted loss per share of RMB0.62 in the third quarter 2011.
  Adjusted diluted earnings per share was RMB0.07 (US$0.01), as compared to adjusted diluted earnings per share of RMB0.39 in the third quarter 2011.

1 / 12

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented on the results. “eFuture achieved the mid–range of the guidance we set last quarter and recorded a satisfactory gross margin. These performances for the third quarter 2012 were fully in–line with our expectations as we continued to execute on our strategic objectives to enhance profitability through product upgrades and revenue mix changes in a challenging macroeconomic environment.

“Following the trends we have seen in previous quarters, we continue to experience steady year over year order growth for our customized IT solutions services from grocery and department store clients in big cities as well as in tier two and three cities. However, we have also seen signs of a persistently soft China consumer market, leading to stagnant growth in the retail and consumer sector.

Mr. Yan concluded, “eFuture was named China's number one retail industry IT service provider measured by market share in the International Data Corporation's China Retail Industry IT Solution 2012– 2016 Forecast and Analysis Report. We believe our leading market position and the combination of innovative products and customized services we now offer in the marketplace will equip eFuture with a sustainable model to outgrow the market, as we continue to gain market share and position ourselves for the eventual economic recovery.”

Mr. Sean Zheng, Chief Financial Officer, added, “We have secured two important contracts for our customized IT solution services in the quarter and we expect to recognize revenue from these projects early next year. As such, we are expecting more evenly distributed revenue over the next four quarters of the next fiscal year .

“Looking ahead to 2013, we are optimistic that we will see continued momentum, along with a strengthened revenue stream throughout the year. Our new operational initiatives and strategic objectives should enable us to build on our relationships with existing customers and place us in a prime position to realize solid growth for the future.”

THIRD QUARTER 2012 FINANCIAL RESULTS

Revenue

Total revenue for the third quarter 2012 decreased 10% to RMB37.5 million (US$6.0 million) from RMB41.9 million in the third quarter 2011.

Revenue Breakdown

	3Q11	3Q12
	RMB ‘000	RMB ‘000	USD ‘000	Y–o–Y Change
Software license sales	13,544	13,264	2,111	(2%	)
Hardware sales	3,010	5,867	933	95%
Service fee income	25,304	18,353	2,920	(27%	)
Total	41,858	37,484	5,964	(10%	)

2 / 12

Software license revenue for the third quarter 2012 decreased 2% year–over–year to RMB13.3 million (US$2.1 million) from RMB13.5 million in the third quarter 2011. The decrease was primarily attributable to the decline of third–party software license revenue.

Hardware revenue in the third quarter 2012 increased 95% year–over–year to RMB5.9 million (US$0.9 million) from RMB3.0 million in the third quarter 2011. The increase was due to the completion of some large contracts from the grocery and logistics industry in the third quarter 2012.

Service fee income for the third quarter 2012 decreased 27% year–over–year to RMB18.4 million (US$2.9 million) from RMB25.3 million in the third quarter 2011, which was primarily attributable to decreased customization service fee income in fast moving consumer goods (“FMCG”) and grocery industries in the third quarter 2012, as a result of the completion of two large contracts in the same period last year.

Cost of Revenue

Cost of revenue for the third quarter 2012 decreased 19% to RMB21.4 million (US$3.4 million) from RMB26.5 million in the third quarter 2011.

Cost of Revenue Breakdown

	3Q11	3Q12
	RMB ‘000	RMB ‘000	USD ‘000	Y–o–Y Change
Cost of software license sales	3,783	3,876	617	2%
Cost of hardware sales	2,133	4,816	766	126%
Cost of service fee	17,963	11,310	1,799	(37%	)
Amortization of acquired technology	1,736	686	109	(61%	)
Amortization of software costs	928	683	109	(26%	)
Total	26,543	21,371	3,400	(19%	)

Gross Profit and Gross Margin

Gross profit increased 5% year–over–year to RMB16.1 million (US$2.6 million) from RMB15.3 million in the third quarter 2011, and consolidated gross margin for the third quarter 2012 was 43%, compared with 37% in the third quarter 2011. The improvement in gross margin was mainly due to an increased margin on service fee income. The Company continued to improve the sales portfolio to focus on more profitable projects, which reflects a higher proportion of high–margin maintenance and consulting service fee income in the third quarter 2012.

Operating Expenses

Research and development (“R&D”) expenses for the third quarter 2012 increased 76% year–over–year to RMB0.6 million (US$97,215), or 2% of total revenue, compared with RMB0.3 million, or 1% of total revenue in the third quarter 2011. The increase was primarily attributable to an increase of share–based compensation expenses, as a new grant under the share incentive plan started its vesting period in the second quarter 2012.

General and administrative expenses (“G&A”) for the third quarter 2012 decreased 26% year–over–year to RMB8.0 million (US$1.3 million), representing 21% of total revenue, compared with RMB10.7 million, or 26% of total revenue in the third quarter 2011. The decrease was primarily attributable to better debt reserve in the third quarter 2012 compared with the same period in 2011. In addition, the interim bonus and share–based compensation for senior management also decreased in the third quarter 2012.

3 / 12

Selling and distribution (“S&D”) expenses for the third quarter 2012 increased 55% year–over–year to RMB11.5 million (US$1.8 million), representing 31% of total revenue, compared with RMB7.4 million, or 18% of total revenue in the third quarter 2011. The increase was primarily attributable to the rise of sales commissions for the newly–signed contracts during the third quarter 2012. In the third quarter 2012, the amount of new contracts increased nearly 40% compared with the third quarter 2011. In addition, more expenditure on the business development was incurred for seed businesses in the third quarter 2012.

Operating Loss

Operating loss in the third quarter 2012 was RMB3.9 million (US$0.6 million), compared with an operating loss of RMB3.2 million in the third quarter 2011.

Net Loss/Adjusted Net Income and Loss Per Share/Adjusted Earnings Per Share

As a result of the aforementioned loss, third quarter 2012 net loss was RMB2.1 million (US$0.3 million), compared with a net loss of RMB2.5 million in the third quarter 2011. Adjusted net income for the third quarter 2012 was RMB0.3 million (US$47,415), compared with an adjusted net income of RMB1.6 million in the third quarter 2011.

Basic and diluted loss per share in the third quarter 2012 was RMB0.52 (US$0.08), compared to basic and diluted loss per share of RMB0.62 in the third quarter 2011. Adjusted diluted earnings per share was RMB0.07 (US$0.01), compared to an adjusted diluted earnings per share of RMB0.39 in the third quarter 2011.

EBITDA

Adjusted EBITDA for the third quarter 2012 was minus RMB1.0 million (US$0.2 million), compared to adjusted EBITDA of RMB1.1 million in the third quarter 2011.

Balance Sheet and Cash Flow

As of September 30, 2012, cash and cash equivalents amounted to RMB39.1 million (US$6.2 million), a decrease of RMB18.1 million from RMB57.2 million as of December 31, 2011. The decrease was primarily attributable to the expenditures on customization projects and capitalized R&D projects.

Total accounts receivable as of September 30, 2012 increased 14% to RMB22.6 million (US$3.6 million) from RMB19.9 million as of December 31, 2011. The increase was primarily attributable to the increase of revenue recognition from some large contracts in 2012; meanwhile the cash collection was partially impacted by the recent uncertain economic environment.

Inventory and work in process as of September 30, 2012 increased 26% to RMB35.1 million (US$5.6 million) from RMB28.0 million as of December 31, 2011. The increase was primarily attributable to an increase in the number of on–going projects which had not reached the point of revenue recognition, and also related to the amount of hardware to be delivered to customers.

For the quarter ended September 30, 2012, net cash provided by operating activities was RMB12.4 million (US$2.0 million). Net cash used in investing activities was RMB5.5 million (US$0.9 million).

4 / 12

Share Repurchase Program

On December 22, 2011, the Company announced a share repurchase program to repurchase up to US$2 million worth of its ordinary shares over the next 12 months. During the third quarter of 2012, eFuture repurchased approximately 16 thousand shares with an average price of US$ 3.75 per share.

FOURTH QUARTER 2012 GUIDANCE

eFuture expects total revenue for the fourth quarter 2012 to be in the range of RMB65 million (US$10.3 million) to RMB70 million (US$11.1 million). Adjusted EBITDA for the fourth quarter 2012 is expected to be in the range of RMB3 million (US$0.5 million) to RMB4.5 million (US$0.7 million). The year–over–year decrease in guidance for the fourth quarter is mainly due to the exceptionally strong results from Hardware revenue in the fourth quarter 2011.

CONFERENCE CALL INFORMATION

eFuture’s management will host a conference call on Tuesday, November 20, 2012 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 9:00 pm (Beijing) to discuss the Company's 2012 third quarter and recent business activities. The conference call may be accessed by dialing:

To access the conference call, please dial:
Toll Free:
U.S.	1–866–519–4004
Hong Kong	800–930–346
Toll:
International	65–6723–9381
China	400–620–8038 / 800–819–0121
Hong Kong	852–2475–0994
U.S.	1–718–354–1231
Passcode:	eFuture

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers:

Toll Free:
U.S.	1–866–214–5335
China North	1080–0714–0386
China South	1080–0140–0386
Hong Kong	800–901–596
International Toll:	61–2–8235–5000
Replay Passcode:	57311154
Available Time:	11:00 a.m. November 20, 2012 EST – 07:59 a.m. November 28, 2012 EST

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.e–future.com.cn.

5 / 12

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2848 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2012 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON–GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non–GAAP measures defined as non–GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share–based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share–based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share– based compensation expenses and accretion on convertible notes.

The presentation of these non–GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non–GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non–GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non– GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non–GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non–GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision–making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non–GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long–term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share–based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

6 / 12

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year–end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front– end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e–future.com.cn.

SAFE HARBOR

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2012 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward–looking statements. eFuture may also make written or oral forward–looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost–effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20–F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of November 19, 2012, and the Company undertakes no duty to update such information or any other forward–looking information, except as required under applicable law.

7 / 12

Investor Contact:
Troe Wen, Company Secretary
eFuture Information Technology Inc.
+86 10 5293 7699
ir@e–future.com.cn

– FINANCIAL TABLES TO FOLLOW

8 / 12

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate 6.2848
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September	September	September	September	September	September
	30,	30,	30,	30,	30,	30,
	2011	2012	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Software revenue	25,305,494	37,224,364	5,922,919	13,543,576	13,264,366	2,110,547
Hardware revenue	13,296,651	11,304,164	1,798,652	3,010,218	5,867,089	933,536
Service fee revenue	49,112,642	51,529,510	8,199,069	25,304,521	18,353,121	2,920,239
Total Revenues	87,714,787	100,058,038	15,920,640	41,858,315	37,484,576	5,964,322

Cost of revenues
Cost of software revenue	6,784,449	13,188,019	2,098,399	3,782,726	3,876,244	616,765
Cost of hardware revenue	11,183,763	9,662,676	1,537,468	2,132,978	4,815,972	766,289
Cost of service fee revenue	32,837,763	32,242,590	5,130,249	17,963,219	11,309,683	1,799,529
Amortization of acquired technology	6,096,678	4,042,853	643,275	1,736,300	685,832	109,126
Amortization of software costs	2,578,528	1,921,139	305,680	927,949	683,348	108,730
Total Cost of Revenues	59,481,181	61,057,277	9,715,071	26,543,172	21,371,079	3,400,439

Gross Profit	28,233,606	39,000,761	6,205,569	15,315,143	16,113,497	2,563,883

Operating Expenses
Research and development expenses	3,502,758	2,432,592	387,060	348,126	610,975	97,215
General and administrative expenses	28,958,159	23,236,929	3,697,322	10,736,293	7,971,294	1,268,345
Selling and distribution expenses	16,964,897	27,903,231	4,439,796	7,419,445	11,478,353	1,826,367
Total Operating Expenses	49,425,814	53,572,752	8,524,178	18,503,864	20,060,622	3,191,927

Loss from operations	(21,192,208)	(14,571,991)	(2,318,609)	(3,188,721)	(3,947,125)	(628,044)

Other income (expenses)
Interest income	153,705	354,349	56,382	25,259	60,581	9,639
Interest expenses	(486,540)	–	–	(159,648)	–	–
Interest expenses – amortization of discount on convertible notes payable	(345,826)	–	–	(263,418)	–	–
Interest expenses – amortization of deferred loan costs	(271,665)	–	–	(79,651)	–	–
Gains on derivative liabilities	348,876	3,168	504	9,355	–	–
Other expenses	554,698	802,455	127,682	554,698	803,559	127,858
Foreign currency exchange loss	32,499	15,906	2,531	(21,464)	8,227	1,309
Loss from continuing operations before income tax	(21,206,461)	(13,396,113)	(2,131,510)	(3,123,590)	(3,074,758)	(489,238)
Less: Income tax benefit	(4,169,382)	(5,852,627)	(931,235)	(581,414)	(937,151)	(149,114)
Loss from continuing operations	(17,037,079)	(7,543,486)	(1,200,275)	(2,542,176)	(2,137,607)	(340,124)
Less: Net loss attributable to the non–controlling interest	(511,423)	–	–	–	–	–
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(16,525,656)	(7,543,486)	(1,200,275)	(2,542,176)	(2,137,607)	(340,124)
Discontinued operations
Gain from discontinued operations (including gain on disposal of ¥6,701,170 and nil, respectively)	5,609,352	–	–	–	–	–
Less: Income tax expenses	–	–	–	–	–	–
Gain from discontinued operations	5,609,352	–	–	–	–	–
Net loss	(10,916,304)	(7,543,486)	(1,200,275)	(2,542,176)	(2,137,607)	(340,124)
Loss per share
Basic	(2.64)	(1.84)	(0.29)	(0.62)	(0.52)	(0.08)
– Continuing operations	(4.00)	(1.84)	(0.29)	(0.62)	(0.52)	(0.08)
– Discontinued operations	1.36	–	–	–	–	–
Diluted	(2.64)	(1.84)	(0.29)	(0.62)	(0.52)	(0.08)
– Continuing operations	(4.00)	(1.84)	(0.29)	(0.62)	(0.52)	(0.08)
– Discontinued operations	1.36	–	–	–	–	–
Basic Weighted–average Shares Outstanding	4,130,221	4,109,188	4,109,188	4,130,221	4,082,729	4,082,729
Fully–Diluted Weighted–average Shares Outstanding	4,132,035	4,109,188	4,109,188	4,130,221	4,153,046	4,153,046

9 / 12

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate 6.2848
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December	September	September
	31,	30,	30,
	2011	2012	2012
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	57,157,078	39,065,725	6,215,906
Trade receivables, net of allowance for doubtful accounts of ¥3,559,207 and ¥3,996,384($635,881), respectively	19,904,642	22,599,281	3,595,863
Refundable value added tax	6,950,923	1,902,669	302,741
Advances to employees	1,749,427	1,681,963	267,624
Advances to suppliers	331,040	4,688	746
Other receivables due from previously consolidated entities	1,067,000	555,000	88,308
Other receivables	2,021,053	6,523,509	1,037,983
Prepaid expenses	1,465,219	1,811,684	288,264
Inventory and work in process, net of inventory provision of ¥4,507,846 and ¥3,140,328($499,670), respectively	28,001,490	35,146,226	5,592,258
Total current assets	118,647,872	109,290,745	17,389,693
Non–current assets
Long–term investments, net of impairment of ¥240,000 and ¥240,000($38,187), respectively	–	–	–
Property and equipment, net of accumulated depreciation of ¥5,748,528 and ¥7,240,973($1,152,141), respectively	3,930,974	4,693,350	746,778
Intangible assets, net of accumulated amortization of ¥65,846,644 and ¥71,381,635($11,357,821), respectively	17,190,976	21,978,170	3,497,036
Goodwill	80,625,667	80,625,667	12,828,677
Deferred tax assets	–	4,890,972	778,222
Total non–current assets	101,747,617	112,188,159	17,850,713
Total assets	220,395,489	221,478,904	35,240,406

LIABILITIES AND EQUITY
Current liabilities
Trade payables	12,500,602	13,430,724	2,137,017
Other payables	12,525,300	10,847,875	1,726,049
Accrued expenses	14,464,113	8,601,310	1,368,589
Taxes payable	4,205,734	1,159,692	184,523
Advances from customers	49,653,714	64,457,695	10,415,241
Deferred tax liabilities, current portion	623,600	75,075	11,945
Total current liabilities	93,973,063	99,572,371	15,843,364
Long–term liabilities
Derivative liabilities	3,168	–	–
Deferred tax liabilities	413,130	–	–
Total long–term liabilities	416,298	–	–

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,937,221 shares and 3,883,076 shares issued and outstanding, respectively	2,353,068	2,327,207	370,291
Additional paid–in capital	225,411,222	228,880,974	36,418,179
Statutory reserves	3,305,527	3,305,527	525,956
Accumulated deficits	(105,063,689)	(112,607,175)	(17,917,384)
Total equity	126,006,128	121,906,533	19,397,042
Total liabilities and equity	220,395,489	221,478,904	35,240,406

10 / 12

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate 6.2848
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September	September	September	September	September	September
	30,	30,	30,	30,	30,	30,
	2011	2012	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	(10,916,304)	(7,543,486)	(1,200,275)	(2,542,176)	(2,137,607)	(340,124)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	1,410,508	1,492,445	237,469	406,585	501,814	79,846
Amortization of intangible assets	8,723,303	5,963,992	948,955	2,664,248	1,369,180	217,856
Amortization of discount on convertible notes payable	345,826	–	–	263,418	–	–
Amortization of deferred loan costs	271,665	–	–	79,651	–	–
Gains on extinguishment of debt	(382,889)	–	–	(382,889)	–	–
Gains on derivative liabilities	(348,876)	(3,168)	(504)	(9,335)	–	–
Investment income	(6,701,170)	–	–	–	–	–
Loss on disposal of property and equipment	72,844	–	–	52,400	–	–
Allowance for doubtful accounts	2,638,516	2,300,859	366,099	1,550,631	663,829	105,625
Provision (Reversal) for loss in inventory and work in process	1,041,943	1,410,854	224,487	(85,909)	–	–
Compensation expenses	4,008,380	4,798,568	763,520	1,235,739	1,066,424	169,683
Deferred income taxes	(4,169,381)	(5,852,628)	(931,235)	(581,414)	(937,152)	(149,114)
Foreign exchange gain	(235,644)	(15,405)	(2,451)	(9,640)	(8,083)	(1,286)
Non–controlling interest	(511,423)	–	–	–	–	–
Changes in assets and liabilities:
Trade receivables	(6,008,807)	(4,995,498)	(794,854)	(3,646,831)	(943,505)	(150,125)
Refundable value added tax	(1,421,511)	5,048,254	803,248	(1,360,298)	596,027	94,836
Advances to employees	64,431	67,464	10,734	47,275	4,313	686
Advances to suppliers	2,009,294	57,340	9,124	4,826,730	–	–
Other receivables	823,165	(3,990,456)	(634,938)	1,566,827	667,012	106,131
Prepaid expenses	(685,046)	(346,465)	(55,127)	266,120	981,058	156,100
Inventory and work in process	(33,476,906)	(8,555,589)	(1,361,314)	(9,677,303)	(3,228,678)	(513,728)
Trade payables	9,085,873	930,122	147,995	3,243,626	1,565,713	249,127
Other payables	(2,268,859)	(1,677,425)	(266,902)	(772,495)	(733,900)	(116,774)
Accrued expenses	(5,401,833)	(5,862,803)	(932,854)	416,885	745,474	118,615
Taxes payable	(7,334,790)	(3,046,042)	(484,668)	(848,576)	(281,831)	(44,843)
Advances from customers	26,500,299	15,803,981	2,514,634	3,358,299	12,510,960	1,990,670
Net cash provided by (used in) operating activities	(22,867,392)	(4,015,086)	(638,857)	61,548	12,401,048	1,973,181

Cash flows from investing activities:
Purchases of property and equipment	(1,314,446)	(1,985,809)	(315,970)	(1,059,594)	(361,195)	(57,471)
Payments for intangible assets	(4,561,032)	(10,751,186)	(1,710,665)	(2,141,717)	(3,805,291)	(605,475)
Cash paid for share repurchase	–	(1,354,677)	(215,548)	–	(1,354,677)	(215,548)
Cash received from disposal of property and equipment	3,000	–	–	3,000	–	–
Disposal of investments	5,895,999	–	–	–	–	–
Net cash provided by (used in) investing activities	23,521	(14,091,672)	(2,242,183)	(3,198,311)	(5,521,163)	(878,494)

Cash flows from financing activities:
Net cash provided by financing activities	–	–	–	–	–	–

Effect of exchange rate changes on cash and cash equivalents	105,449	15,045	2,452	(98,985)	8,083	1,286

Net increase (decrease) in cash and cash equivalents	(22,738,422)	(18,091,353)	(2,878,588)	(3,235,721)	6,887,968	1,095,973

Change in cash and cash equivalents included in the current assets of discontinued operations	516,322	–	–	–	–	–
Cash and cash equivalents at beginning of period	73,250,856	57,157,078	9,094,494	54,264,477	32,177,757	5,119,933
Cash and cash equivalents at end of period	51,028,756	39,065,725	6,215,906	51,028,756	39,065,725	6,215,906

Supplemental cash flow information
Interest paid	323,175	–	–	–	–	–

11 / 12

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange rate 6.2848
NON–GAAP MEASURES OF PERFORMANCE

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September	September	September	September	September	September
	30,	30,	30,	30,	30,	30,
	2011	2012	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

NON–GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(21,192,208)	(14,571,991)	(2,318,609)	(3,188,721)	(3,947,125)	(628,044)

Adjustments for non–GAAP measures of performance:
Add back amortization of acquired software technology	6,096,678	4,042,853	643,275	1,736,300	685,832	109,126
Add back amortization of intangibles	2,578,528	1,921,139	305,680	927,949	683,348	108,730
Add back share–based compensation expenses	4,008,449	4,798,568	763,520	1,235,739	1,066,424	169,683
Adjusted non–GAAP operating income/(loss)	(8,508,553)	(3,809,431)	(606,134)	711,267	(1,511,521)	(240,505)
Add back depreciation	1,362,168	1,492,445	237,469	406,585	501,814	79,846

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(7,146,385)	(2,316,986)	(368,665)	1,117,852	(1,009,707)	(160,659)

NON–GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	–24%	–15%	–15%	–8%	–11%	–11%

Adjustments for non–GAAP measures of performance:
Amortization of acquired software technology	7%	4%	4%	4%	2%	2%
Amortization of intangibles	3%	2%	2%	2%	2%	2%
Share–based compensation expenses	5%	5%	5%	3%	3%	3%
Adjusted non–GAAP operating loss	–10%	–4%	–4%	2%	–4%	–4%
Depreciation	2%	1%	1%	1%	1%	1%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	–8%	–2%	–2%	3%	–3%	–3%

NON–GAAP EARNINGS PER SHARE

Net loss from continuing operations	(16,525,656)	(7,543,486)	(1,200,275)	(2,542,176)	(2,137,607)	(340,124)
Amortization of acquired software technology	6,096,678	4,042,853	643,275	1,736,300	685,832	109,126
Amortization of intangibles	2,578,528	1,921,139	305,680	927,949	683,348	108,730
Share–based compensation expenses	4,008,449	4,798,568	763,520	1,235,739	1,066,424	169,683
Accretion on convertible notes	345,826	–	–	263,418	–	–
Adjusted Net Income/(Loss)	(3,496,175)	3,219,074	512,200	1,621,230	297,997	47,415

Adjusted non–GAAP diluted earnings/(loss) per share	(0.85)	0.78	0.12	0.39	0.07	0.01
Shares used to compute non–GAAP diluted earnings per share	4,130,221	4,109,188	4,109,188	4,130,221	4,153,046	4,153,046

12 / 12